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                                                                    EXHIBIT 99.2


                           BOLIVIAN CONFLICT RESOLVED

DENVER, COLORADO, DECEMBER 23, 1996 - Representatives of the Bolivian government informed the Company this morning that the conflict at the Amayapampa and Capa Circa mines has been resolved. Members of the miner's group and representatives of the Bolivian government signed an agreement for the peaceful return of the mines to Vista Gold Corp. The agreement is effective immediately, and to ensure its enforcement, the government will initially maintain an increased level of police activity in the area.

The conflict, which began last Thursday, resulted from the occupation of the properties by a group of lawless miners. The government sent in police to restore law and order in the area.

While Vista Gold is saddened by the violence that occurred in the conflict, the Company appreciates the prompt action by the government. This action was only necessary after government officials and the Company made many attempts to resolve the matter peacefully, and a small group of criminals showed complete disregard of the law. "Investors are quite rightly concerned for their investments in developing countries; in this case the government has demonstrated its determination to protect the assets of foreign investors and maintain law and order," said Michael B. Richings, President and CEO of Vista Gold Corp. "This is a clear message by the government that they want foreign investment and the benefits it can bring to improve the quality of life for all its citizens."

The Amayapampa and Capa Circa mines, located approximately 120 miles (300 kilometers) southeast of La Paz, were acquired by the Company as a result of a November 1, 1996 merger between Granges Inc. and Da Capo Resources. Vista Gold is currently undertaking technical studies to determine the best development plan for the Amayapampa and Capa Circa mines, which are 14 kilometers apart. A preliminary study indicates that a combined facility would produce 100,000 ounces of gold per year in 1999 for a $65 million investment.

Shortly after the acquisition of the Amayapampa mine, Vista closed down existing mining operations because the operation was unsafe and gold tailings were polluting the villager's land and water. Vista has continued to pay the miners for work on exploration and development activities as well as infrastructure improvements in their village. These improvements include enhancements in their roads, schools, medical facilities and church. Upon the completion of the feasibility study on the project, construction of a new, modern environmentally safe mine will begin; and production from that mine is expected approximately 12 months later. The bankable feasibility study scheduled for completion at the end of April 1997 may be slightly delayed.

Similar environmental, socio-economic and technical studies at Capa Circa, as well as drilling and development work will commence at Capa Circa in the new year so reserves can be estimated and the appropriate mining method designed.





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The Company anticipates the construction of the Amayapampa mine to begin in
June 1997 with production to commence June 1998. Production from the Capa Circa mine is expected to begin approximately one year later.

These two mining operations are projected to increase Vista's total gold production rate from approximately 100,000 ounces per year from its Hycroft mine in Nevada to approximately 200,000 ounces per year in 1998. As a result, the company expects the cash cost to be reduced from $285/oz. in 1996 to $200/oz.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings range from the Hycroft Mine in Nevada to development and exploration projects in North America and South America including Ecuador, Bolivia, Venezuela and Peru.